Douglas k. schnell

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

August 15, 2019

BY EDGAR AND EMAIL

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:      TSR, Inc.

PREC14A filed by H. Timothy Eriksen, et al.

Filed August 7, 2019

File No. 001-38838

Dear Mr. Panos:

On behalf of our client, Zeff Capital, L.P. (together with its affiliates, “Zeff Capital”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 13, 2019, concerning Zeff Capital’s preliminary proxy statement on Schedule 14A filed with the Commission on August 7, 2019 (the “Preliminary Proxy Statement”), relating to TSR, Inc. (the “Company”).

In connection with the submission of this letter, Zeff Capital is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Zeff Capital’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Preliminary Proxy Statement.

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Nicholas Panos, Esq.

August 15, 2019

Schedule 14A

Q: How do proxies work, page 5

1.	Please revise the statement regarding the potential use of discretionary authority appearing after “(8)” so that it conforms to the standards codified at Rule 14a-4(c)(3) and is consistent with the disclosure appearing under the heading “Miscellaneous” on page 25. In addition, please make conforming changes to the Form of Proxy Card.

Zeff Capital has revised the disclosure on the use of discretionary authority throughout the Amended Preliminary Proxy Statement to ensure it complies with the standards codified in Rule 14a-4(c)(3).

2.	If the “Zeff Group”, as defined in the proxy statement, is a group as determined under Section 13(d) of the Securities Exchange Act of 1934, please revise the associated Schedule 13D to check the appropriate box in Item 2 and identify all group members. Alternatively, please provide us with a brief legal analysis in support of the apparent conclusion that no shareholder group exists as determined under the federal securities laws.

Zeff Capital respectfully advises the Staff that no “group” exists as determined under the federal securities laws, including for the purposes of Section 13(d) of the Exchange Act. Zeff Capital, L.P., Zeff Holding Company, LLC, and Daniel Zeff can be viewed as a “corporate family,” as Mr. Zeff, as the sole manager and member of Zeff Holding, L.P., may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Zeff Capital, L.P. and may be deemed to be the indirect beneficial owner of such shares. Zeff Holding Company, LLC, as the general partner for Zeff Capital, L.P., may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Zeff Capital, L.P. and may be deemed to be the indirect beneficial owner of such shares. Zeff Capital believes that application of a group concept would not change the reporting obligations of the parties in any material respect and would not serve a disclosure purpose (particularly as the reports on Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC, and Daniel Zeff reflect shared voting and dispositive power as to all of the shares owned by such parties).

Certain Information Concerning the Nominees, page 18

3.	Please provide us with a brief legal analysis in support of the representation that the proxy holders will be authorized to vote for substitute nominees, if needed, given the participants’ generic reference to TSR’s By-Laws. Please specifically address for us, with a view toward revised disclosure, whether or not any timeframe memorialized in any advance notice bylaw is required to be satisfied and has been or will be satisfied.

Nicholas Panos, Esq.

August 15, 2019

Zeff Capital respectfully advises the Staff that the By-Laws are silent as to whether a substitute nominee would be permitted. As the Staff is aware, Rule 14a-4(c)(5) under the Exchange Act permits the exercise of discretionary authority in the election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve. Based on this rule, Zeff Capital believes that it is permitted to use any proxies that it obtains in connection with the election of substitute nominees should any of its nominees become unable to serve or for good cause will not serve.

4.	Please refer to the following statement: “By utilizing their respective experiences and working constructively with the other Board members, the Zeff Group believes that the Nominees can effect positive change at the Company.” Please qualify this statement by indicating the entire size of TSR’s Board of Directors and acknowledging the possibility that the number of participants ultimately elected, if any, may not constitute a majority. The revised disclosure should also state that no assurance can be given that any of the participants’ nominees would be able to “effect positive change at the Company” if less than a majority of the board seats are occupied by nominees of the participant who are elected.

Zeff Capital has revised the disclosure to reflect the Staff’s comment.

Proposals 5 | Proposal Regarding Poison Pill Redemption, page 15

5.	At present, the criticism of the “poison pill” is unbalanced and appears to ignore the Commission guidance. Given that Item 19 requires the registrant to disclose “the general effect of such amendment,” and Instruction 2 thereto references anti-takeover and similar proposals, please disclose the general other effects approval of such a proposal could have in the takeover context, of [sic] advise. If the proposed action is regulated under Item 18 instead of Item 19, however, a revision to the proxy statement will be unnecessary but the support for such a conclusion should be provided by the participants in response to this comment.

Zeff Capital respectfully advises the Staff that the proposal regarding poison pill redemption is regulated under Item 18. This proposal is (1) non-binding and constitutes a recommendation by stockholders to the Board; and (2) will not result in any amendments to the Company’s organizational documents.

Certain Effects of this Solicitation, page 26

6.	Given that the solicitation in opposition could result in a majority of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the registrant’s governing documents other than the Hughes Employment Agreement. Please quantify the overall economic impact, if any, that would result if any changes in control were to occur by virtue of the election of a majority of directors not nominated by the registrant (as defined in Rule 14a-1(j)).

Nicholas Panos, Esq.

August 15, 2019

Zeff Capital respectfully advises the Staff that it has reviewed all documents identified on the exhibit index to the Company’s most recent Annual Report on Form 10-K. Other than the Hughes Employment Agreement, there are no implications related to the election of a majority of directors not nominated by the registrant.

Zeff Capital respectfully advises the Staff that the Company has not quantified the economic impact of a Change in Control pursuant to the Hughes Employment Agreement. Without this information, Zeff Capital is not able to provide any disclosure regarding such economic impact.

Certain Information Concerning the Nominees, page A-1

7.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Zeff Capital will provide the requested acknowledgement under separate cover.

Form of Proxy Card

8.	Please revise to expressly include the disclosures required by Rule 14a-4(e). The current apparent attempted formulation – “Unless otherwise specified...” – is not compliant.

Zeff Capital has revised the form of proxy card to expressly include the disclosures required by Rule 14a-4(e).

Nicholas Panos, Esq.

August 15, 2019

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If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosure

cc:      Daniel Zeff, Zeff Capital, L.P.